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10028178

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67890

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McCafferty + Company, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2029 CENTURY PARK EAST, SUITE 430
(No. and Street)

LOS ANGELES (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
COLIN MCCAFFERTY (310) 277-5339
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HINTON, KREDITOR & GRONROOS, LLP
(Name – *if individual, state last, first, middle name*)

50 E. FOOTHILL BLVD., THIRD FLOOR, ARCADIA (Address) (City) CA (State) 91006 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, COLIN MCCAFFERTY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCCAFFERTY & COMPANY, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

See Attachment

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles

On Feb 26, 2010 (Date) before me, Andrew Carter, Notary Public (Here Insert Name and Title of the Officer),

personally appeared Colin McCafferty (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

ANDREW CARTER
Commission # 1874174
Notary Public - California
Los Angeles County
My Comm. Expires Dec 21, 2013

Place Notary Seal Above

Signature ____________ (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audit Report: Form X-17A-5

Document Date: February 26, 2010 Number of Pages: 1

Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________

Signer Is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ____________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________

Signer Is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
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TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Member's Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 8
Supplementary Information:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
Information Relating to Possession or Control Requirements Under Rule 15c3-3	11

H | K | G Hinton, Kreditor & Gronroos, LLP
Certified Public Accountants

David R. Hinton, CPA
Eric A. Gronroos, CPA, MBT
Fred T. Arjani, CPA
David W. Riley, CPA, JD
Jorge R. Fernandez, CPA
AnnMarie Flaherty, CPA

Garrett P. Kreditor, CPA
1965-2007

Member
McCafferty & Company, LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of McCafferty & Company, LLC as of December 31, 2009, and the related statements of income, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McCafferty & Company, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hinton, Kreditor & Gronroos, LLP
Hinton, Kreditor & Gronroos, LLP
Certified Public Accountants

Arcadia, California
February 23, 2010

MCCAFFERTY & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	1,091,300
Accounts receivable		200,000
Property and equipment, at cost, less accumulated depreciation of $12,221		16,959
Due from member		120,065
Due from Sophia, LLC		12,051
Other assets		7,695
Total assets	$	1,448,070

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Accrued expenses	$	39,309
State LLC fee payable		6,000
Total liabilities		45,309
Member's capital		1,402,761
Total liabilities and member's capital	$	1,448,070

See accompanying notes and independent auditors' report.

MCCAFFERTY & COMPANY, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:		
Consulting income	$ 1,772,122	
Interest income	283	
		$ 1,772,405
Expenses:		
Automobile	18,569	
Bank charges	1,060	
Charitable contributions	24,830	
Computer	8,616	
Continuing education	326	
Depreciation	4,337	
Dues and subscriptions	990	
Gifts	1,555	
Insurance	5,513	
Interest	252	
Legal and professional	76,996	
Meals	17,118	
Miscellaneous	12,201	
Office	10,305	
Outside services	357,550	
Rent	44,145	
Telephone	10,921	
Travel	41,822	
		637,106
Income before income taxes		1,135,299
Provision for state income taxes		6,800
Net income		$ 1,128,499

See accompanying notes and independent auditors' report.

MCCAFFERTY & COMPANY, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009

Balance - January 1, 2009	$	274,262
Net income		1,128,499
Balance - December 31, 2009	$	1,402,761

See accompanying notes and independent auditors' report.

MCCAFFERTY & COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows provided by operating activities:		
Net income		$ 1,128,499
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 4,337	
Changes in assets and liabilities:		
Decrease (increase) in assets:		
Accounts receivable	(200,000)	
Due from member	(120,065)	
Due from Sophia, LLC	(12,051)	
Other assets	(3,150)	
Increase (decrease) in liabilities:		
Accrued expenses	28,464	
State LLC fee payable	5,100	
Due to member	(8,685)	
Total adjustments		(306,050)
Net cash provided by operating activities		822,449
Cash flows used for investing activities:		
Acquisition of equipment and furniture		(5,827)
Net increase in cash		816,622
Cash and cash equivalents - beginning of year		274,678
Cash and cash equivalents - end of year		$ 1,091,300
Supplemental information:		
Cash paid for:		
Interest		$ 252
Income taxes		$ 1,700

See accompanying notes and independent auditors' report.

MCCAFFERTY & COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

McCafferty & Company, LLC (the Company) is a California limited liability company. Its member has limited personal liability for the obligations or debts of the Company. Only one class of member's interest exists. As a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), the Company provides advisory and consulting services primarily in the media, entertainment, and telecommunications industry.

Basis of Accounting

The Company prepares its financial statements on the accrual basis of accounting, recognizing income when earned and expenses when incurred.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Uninsured Cash Balances

The Company maintains its cash and cash equivalents at large financial institutions. Bank cash balances may periodically exceed FDIC insurance coverage. Company's management believes the risk is not significant.

Fair Value of Financial Instruments

The Company has financial instruments whereby the fair market value of the financial instruments could be different than that recorded on a historical basis on the accompanying balance sheet.

The Company's financial instruments consist of cash, accounts receivable, and accrued expenses.

The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2009.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are valued at cost. Depreciation is computed using straight-line methods for financial reporting purposes over the estimated useful lives, as follows:

Furniture and fixtures	5 – 7 years
Machinery and equipment	5 – 7 years

Depreciation expense for the year ended December 31, 2009 was $4,337.

Income Taxes

The Company is treated as a sole proprietorship for tax purposes and therefore incurs no federal tax liability. Accordingly, the Company's member is liable for individual federal and California state income taxes on the Company's taxable earnings. The Company incurs only a minimum state franchise tax fee and an annual California LLC fee based on the Company's gross receipts.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of the assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Computer equipment	$	23,340
Furniture and fixtures		5,840
		29,180
Less accumulated depreciation		(12,221)
	$	16,959

3. DUE FROM MEMBER

Due from member represent advances to the sole member from the Company. The advance is noninterest bearing and due on demand.

4. RELATED PARTY TRANSACTIONS

The company has advanced funds for certain operating expenses in connection with a related party entity. The advanced amount of $12,051 is noninterest bearing and due on demand.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2009, the Company had net capital of $1,024,165, which was $1,019,165 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0442 to 1.

The Company is exempt from the provisions of Regulation 15c3-3(k)(i) because the Company did not carry margin accounts, and did not otherwise hold funds or securities for, or owe money or securities to, customers.

6. COMMITMENTS

The Company leases its operating facility under an operating lease expiring in November 2010. The lease requires the Company to pay fixed monthly rents with additional variable expenses. The future minimum lease payments are as follows:

Year ending December 31,	
2010	$ 31,507

Rent expense for the year ended December 31, 2009 was $44,145.

SUPPLEMENTARY INFORMATION

MCCAFFERTY & COMPANY, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

SCHEDULE I

Net capital	
Total member's capital	$ 1,402,761
Deductions:	
Nonallowable assets:	
Accounts receivable	(200,000)
Property and equipment, net	(16,959)
Due from member	(120,065)
Due from Sophia LLC	(12,051)
Other assets	(7,695)
Tentative net capital	1,045,991
Haircuts on liquid asset funds	(21,711)
Net capital	$ 1,024,280
Aggregate indebtedness	
Items included in statement of financial condition:	
Accrued expenses	$ 39,309
State LLC fee payable	6,000
Total aggregate indebtedness	$ 45,309
Computation of Basic Net Capital Requirement	
Minimum net capital	$ 5,000
Excess net capital	$ 1,019,280
Ratio: Aggregate indebtedness to net capital	0.0442 to 1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,028,333
Audit adjustment to record additional liabilities	(2,514)
Audit adjustment to record additional expenses	(750)
Other audit adjustments, net	(789)
Net capital per above	$ 1,024,280

See independent auditors' report.

MCCAFFERTY & COMPANY, LLC
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

SCHEDULE II

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

See independent auditors' report.

MCCAFFERTY & COMPANY, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2009

SCHEDULE III

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

H | K | G **Hinton, Kreditor & Gronroos, LLP**
Certified Public Accountants

David R. Hinton, CPA
Eric A. Gronroos, CPA, MBT
Fred T. Arjani, CPA
David W. Riley, CPA, JD
Jorge R. Fernandez, CPA
AnnMarie Flaherty, CPA

Garrett P. Kreditor, CPA
1965-2007

Member
McCafferty & Company, LLC
Los Angeles, California

In planning and performing our audit of the financial statements of McCafferty & Company, LLC (the Company) for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal controls over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserves System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

50 E. Foothill Blvd., Third Floor | Arcadia, CA 91006 | Phone: (626) 585-0666 | Fax: (626) 585-1661

Other Offices: Pasadena, CA and Las Vegas, NV

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities

Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hinton, Kreditor & Gronroos, LLP
Certified Public Accountants

Arcadia, California
February 23, 2010

MCCAFFERTY & COMPANY, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009